Exhibit 21.1

SUBSIDIARIES OF SQZ BIOTECHNOLOGIES COMPANY

Legal Name of Subsidiary	Jurisdiction of Organization
SQZ Biotechnologies Security Corporation	Massachusetts
SQZ Biotech HK Limited	Hong Kong
SQZ Biotech (Shanghai) Co. Limited	China